ORGANIZATION

Arbor Court Capital, LLC (the Company) is a FINRA registered broker dealer whose primary function is to serve as distributor for mutual funds. The broker dealer functions as distributor whose job is to review mutual funds advertising for adherence to FINRA compliance standards, to engage other dealers in order to place our client's funds onto brokerage platforms, and to provide new mutual funds with membership into the National Securities Clearing Corporation (NSCC) in order to access to the FundSERV platform. NSCC membership is a time consuming application process, however, the firm is experienced with the process and FundSERV eligibility will allow the Company's mutual fund clients to clear mutual fund transactions electronically across the most popular brokerage platforms on Wall Street.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Accounting Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes

The Company is a limited liability company. Its member is taxed on the Company's taxable income. No provision for federal or state income taxes has been included in the financial statements.

Reporting periods ending December 31, 2012, December 31, 2013, December 31, 2014 and December 31, 2015 are subject to examination by major taxing authorities.

Cash and Cash Equivalents
The Company considers financial instruments with an original maturity of less than 90 days to be cash equivalents.

Goodwill
Goodwill is reviewed for possible impairment at least annually or more frequently upon the occurrence of an event or when circumstances indicate that the entity's carrying value is greater than its fair value. At December 31, 2015, the Company determined that fair value of the goodwill was greater than its carrying value. Accordingly, no impairment was recorded for the year ended December 31, 2015.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - CONTINUED

Accounts Receivable
The Company uses the reserve method of accounting for bad debts. The allowance for doubtful accounts was $0 at December 31, 2015.

Revenue Recognition
Revenue is recognized using the accrual basis of accounting. The Company invoices each client at the end of the month. This invoice includes out of pocket expenses occurred during the month and the client's monthly fee.

COMMITMENTS / RELATED PARTY

The Company's affiliate, Mutual Shareholder Services LLC ("MSS"), has an expense sharing agreement for office facilities in Suite 400. This expense sharing agreement covers the cost of rent, offices supplies, insurance, utilities, telephone, computer usage, and copy machines. The monthly fee for these expenses is $500, Arbor Court Capital, LLC paid MSS $3,500 from June, 2015 to December, 2015. As of December 31, 2015 Arbor Court Capital, LLC owes $0 to MSS.

NET CAPITAL PROVISION OF RULE 15c3-1

The Company is subject to the Securities and Exchange Commission (SEC) uniform net capital rule (Rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2015, Arbor Court Capital, LLC had net capital of $154,472 which was $149,472 in excess of its required net capital of $5,000. Arbor Court Capital, LLC's ratio of aggregate indebtedness to net capital was 2.3%.

RESTATEMENTS

The Company is restating beginning member's equity because it has adopted a new revenue recognition policy. The 2014 member's equity is being restated from $229,660 to $240,219, a difference of $10,559.

EXEMPTION FROM RULE 15c3-3

The Company acts as a broker or dealer with limited business activities. The Company operates under Section (k)(ii) of Rule 15c3-3 of the Securities Exchange Act of 1934 and is therefore exempt from the requirements of Rule 15c3-3.

CONCENTRATION OF CREDIT RISK

The Company maintains cash in financial institutions which may, from time to time exceed the federally insured level.

SUBSEQUENT EVENTS

Management has evaluated the impact of all subsequent events on the Company through the issuance of these financial statements dated February 17, 2016 and has noted no such events requiring disclosure.